Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Extreme Networks, Inc. common stock. The Offer (as defined below) is made solely by the Offer to Purchase dated August 11, 2008 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Extreme Networks, Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Extreme Networks, Inc. by Goldman, Sachs & Co., the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

by

EXTREME NETWORKS, INC.

of

$100 MILLION WORTH OF ITS COMMON STOCK, UP TO A MAXIMUM

OF 30,303,030 SHARES (INCLUDING THE ASSOCIATED PREFERRED STOCK

PURCHASE RIGHTS), AT A PER SHARE PURCHASE PRICE NOT LESS THAN

$3.30 PER SHARE NOR GREATER THAN $3.70 PER SHARE

Extreme Networks, Inc., a Delaware corporation (“Extreme”), is offering to purchase $100 million worth of its outstanding common stock, $0.001 par value per share, including the associated preferred stock purchase rights (the “Offer”), or such lesser amount of shares as are properly tendered, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON SEPTEMBER 12, 2008, UNLESS EXTREME EXTENDS THE OFFER.

The board of directors of Extreme has approved the Offer. However, neither Extreme, nor any of its board of directors, executive officers, the information agent, depositary or the dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Extreme is not making a recommendation as to whether you should tender shares into the Offer because it believes that you should make your own decision based on your views as to the value of Extreme’s shares, its prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. Each of Extreme’s directors and executive officers has advised it that they do not intend to tender any shares owned by them in the Offer. Accordingly, assuming Extreme purchases 30,303,030 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $3.30 in the Offer, the beneficial ownership of Extreme’s directors and executive officers will increase to approximately 7.6%. In addition, Extreme’s directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to Extreme’s stockholders in the Offer. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

As of August 7, 2008, there were 116,446,543 shares of Extreme common stock issued and outstanding. At the minimum price of $3.30 per share in the Offer, Extreme will purchase a maximum of 30,303,030 shares, or approximately 26% of its outstanding common stock as of August 7, 2008. At the maximum price of $3.70 per share in the Offer, Extreme will purchase a maximum of 27,027,027 shares, or approximately 23% of its outstanding common stock as of August 7, 2008. Based on the foregoing, if the Offer is fully subscribed, Extreme will have between 86,143,513 and 89,419,516 shares outstanding following the purchase of shares properly tendered in the Offer. The actual number of shares outstanding following completion of the Offer will depend, among other things, on the number of shares properly tendered and purchased in the Offer.

If the terms and conditions of the Offer have been satisfied or waived and stockholders have properly tendered and not properly withdrawn shares worth in excess of $100 million in the aggregate, measured at the maximum price at which such shares were properly tendered, subject to the conditional tender procedures, Extreme will purchase shares in the following order of priority:

•

first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who properly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, after purchase of all of the foregoing shares, all other shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•

third, if necessary to permit Extreme to purchase $100 million worth of shares, shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

All shares tendered and not purchased, including shares tendered at prices above the purchase price Extreme selects and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to stockholders at Extreme’s expense promptly following the expiration date.

Extreme expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by Extreme to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Shares tendered in the Offer may be withdrawn at any time before the expiration date and, unless Extreme has already accepted your shares for payment after the Offer expires, may also be withdrawn any time after 12:01 a.m., New York time, on October 7, 2008. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

For purposes of the Offer, Extreme will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the Offer, only when Extreme gives oral or written notice to the depositary of Extreme’s acceptance of shares for payment under the Offer.

Stockholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Extreme will pay for the shares purchased under the Offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Extreme and transmitting payment to the tendering stockholders. In the event of proration, Extreme will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, Extreme does not expect to be able to announce the final results of any such proration immediately following expiration of the Offer. In such case, it could be seven to ten business days after the expiration date before Extreme is able to commence payment for the tendered shares.

Extreme will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Extreme’s determination will be final and binding on all parties. Extreme reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Extreme also reserve the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering stockholder or waived by Extreme.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of Extreme’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such shares of Extreme stock) and then as capital gain. In the case of foreign stockholders, because it is unclear which characterization applies, Extreme intends to withhold 30% of the gross proceeds paid. You are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the Offer, and you should consult your tax advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of August 7, 2008 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the stockholder list of Extreme or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the expense of Extreme at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Ave

New York, New York 100016

(212) 929-5500 (Collect)

(800) 322-2885 (Toll-Free)

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000 (Collect)

(800) 323-5678 (Toll-Free)

August 11, 2008